3-11-02

1014620

1-14404

EXECUTED COPY

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

FOR MARCH 11, 2002

Telefónica del Perú
(Exact name of Registrant as specified in its charter)

Telefonica of Peru
(Translation of Registrant's name into English)

Avenida Arequipa 1155
Santa Beatriz, Lima, Perú
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F X   FORM 40-F ___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___   NO X

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

TELEFÓNICA DEL PERÚ

TABLE OF CONTENTS

Lima, February 22, 2002

The Board of Directors of Telefónica del Perú held on February 21, approved the enclosed Fourth Quarter 2001 non consolidated and consolidated Financial Statements, and ordered to present them to the Comisión Nacional Supervisora de Empresas y Valores and Bolsa de Valores de Lima, and to the all the other institutions of the market.

Likewise, according to the faculties given by the Board of Directors the President, is calling for a Special Class B Shareholders Meetings, for next March 26, as first call, and a Shareholders Meetings of Telefónica del Perú. Both meetings will be held in Av. Arequipa 1155, Santa Beatriz, Lima, at 9:00 AM and 9:30 AM, respectively. Therefore, it has been agreed that the dates to record and register the assistance to the above mentioned meetings will be the days 11 and 14 of March, respectively. According to the law, the Company will advertise the call for the meetings during the following days, and will place, at the shareholders disposal, all the information regarding these meetings.

Finally, the Company disclosed the contingency presented to CONASEV last February 13 as "Reserved Information" which according to an internal evaluation, as well as an external opinion, has no support and will not cause significant effect in the Company's accounts, as can be seen from the information, according to the enclosed in the non consolidated and consolidated financial statements.

The above mentioned contingency, that refers to the noted prepared by the Superintendencia Nacional de Administración Tributaria (SUNAT) to the Company for an amount of S/. 224 499 999,00, related to the income tax and sales tax for the year 1998, will be impugned during the legal actions presented by the Company to the court .

GGR-135-A- -2002
Lima, 22 de febrero de 2002

Señores
COMISIÓN NACIONAL SUPERVISORA
DE EMPRESAS Y VALORES (CONASEV)
Presente.-

Ref.-Hechos de Importancia

De nuestra consideración:

Por medio de la presente comunicación, nos dirigimos a ustedes en cumplimiento del artículo 28° de la Ley del Mercado de Valores y de la Resolución CONASEV N° 307-95-EF/94.10, para informarles los siguientes **Hechos de Importancia:**

En sesión realizada el 21 de febrero pasado, el Directorio de Telefónica del Perú S.A.A. aprobó los estados financieros individuales y consolidados de la Sociedad correspondientes al cuarto trimestre de 2001 –que se adjuntan- y dispuso su presentación ante la Comisión Nacional Supervisora de Empresas y Valores, la Bolsa de Valores de Lima y demás instituciones del mercado de valores que correspondan.

En igual sentido, hacemos de su conocimiento que en ejercicio de las facultades delegadas por el Directorio de la Sociedad, el Presidente del Directorio ha convocado el 26 de marzo próximo, en primera citación, a la Junta Especial de Accionistas de Clase B y a la Junta General de Accionistas de la Sociedad. Dichas Juntas se realizarán en la Av. Arequipa 1155, Santa Beatriz, Lima, a las 9:00 y 9:30 horas, respectivamente. A tales efectos, se ha establecido como fechas de corte y registro para la asistencia a las mismas los días 11 y 14 de marzo, respectivamente. Conforme a ley, en los próximos días se procederá a la publicación de los avisos de convocatoria correspondientes y se pondrá a disposición de los accionistas la información que se someterá a consideración de éstas.

Por último, cumplimos con revelar la contingencia que fuera presentada a Conasev con fecha 13 de febrero pasado en calidad de "Información Reservada", la misma que, de acuerdo a la evaluación interna realizada –respaldada por opinión externa-, en términos generales, carece de sustento y no es susceptible de generar un impacto relevante en las cuentas de la Sociedad, conforme se refleja en la información financiera individual y consolidada adjunta a la presente.

Dicha contingencia, referida a la acotación realizada por la Superintendencia Nacional de Administración Tributaria (SUNAT) a la Sociedad por un monto de S/. 244 449 000,00, por concepto de impuesto a la renta e impuesto general a las ventas y multas de ambos tributos correspondientes al ejercicio 1998, será dentro del plazo de ley materia de la interposición de las acciones impugnativas correspondientes por parte de la Sociedad.

Sin otro particular, quedamos de ustedes.

Atentamente,

Telefónica

Quarterly Results
Telefónica del Perú S.A.A. and subsidiaries

October – December 2001

Due to the segregation process that went into effect on January 2001, the results of 2000 and 2001 are not comparable. In order to allow an easier analysis, the Management has prepared pro forma income statements, however balance sheets do not have pro forma statements as neither does the statistical information presented in table 3.

Significant Events

A brief that contains the most significant events performed since October 2001 is presented below.

General Shareholders Meeting

On December 26th, the General Shareholders Meeting of ***Telefónica del Perú S.A.A.*** approved the capital stock resulting of the segregation process as a consequence of exercising the right of separation and adjustments produced for the application of the exchange ratio and the treatment of fractions. It also approved the corresponding modification of the Company's by-laws.

As a consequence, the capital stock of ***Telefónica del Perú S.A.A.*** is S/. 1 721 964 417,00 (one thousand seven hundred twenty one million nine hundred sixty four thousand four hundred seventeen Nuevos Soles) represented by 1 721 964 417 nominal shares of S/. 1,00 each fully subscribed and paid.

Changes in the Management

Mr. Oscar Portocarrero resigned to the position of Central Manager of Control in order to assume new responsibilities within the Telefónica Group. In that regard, the Board of ***Telefónica del Perú S.A.A.***, on session held on December 13th, decided to appoint Mr. Antonio Mora as his replacement. Mr. Mora, a Spanish natural, will take charge of the position once he acquires the qualifying migratory status.

Partial advance payment for Securitization

On December 17th, the Company made a partial prepayment of U$ 50 000 000,00 regarding the "Trust Agreement" signed between Telefónica del Perú S.A.A. and the Bank of New York on December 16th, 1998. According to this agreement, the Company securitized US$ 150 000 000,00 of its account receivables generated in the international long distance traffic by means of a fiduciary transfer. In that sense, both parties subscribed amendments to the referred agreement.

Telefónica Publicidad e Información Perú S.A.C. transfer

Following the segregation process initiated by the Telefónica Group around the world, on February 8th, 2002, Telefónica del Perú S.A.A., and Telefónica Publicidad e Información S.A.C (a Spanish-based company and group- head of the Directories business) subscribed a share-sale contract for 100% of the shares belonging to Telefónica del Perú S.A.A.. In accordance with this contract, the former transferred to the second 78 499 999 shares of Telefónica Publicidad e Información S.A.C. for a total price of US$ 31 159 372.79. As a consequence of such transfer, Telefónica Publicidad e Información S.A. no longer belongs to Telefónica del Perú S.A.A., and now depends directly of its group-head in Spain of which Telefónica S.A is the main shareholder.

SUNAT Resolution

On February 11th, 2002, the Company was notified by SUNAT of a S/. 244 million claim, resulting from an integral fiscalization process, which corresponded to the 1998 period. This fact was immediately communicated to CONASEV as a significant reserved event.

The Company management and its legal advisers consider that the referred claim does not adjust to law, and in consequence the Company will impugn the matter totally.

Due to the segregation process that went into effect on January 2001, the results of 2000 and 2001 are not comparable. In order to allow an easier analysis, the Management has prepared pro forma income statements, however balance sheets do not have pro forma statements as neither does the statistical information presented in table 3.

Due to the segregation process that went into effect on January 2001, the results of 2000 and 2001 are not comparable. In order to allow an easier analysis, the Management has prepared pro forma income statements, however balance sheets do not have pro forma statements as neither does the statistical information presented in table 3.

TELEFÓNICA DEL PERÚ S.A.A. AND SUBSIDIARIES

Management discussion and analysis of the consolidated results for the fourth quarter and twelve months ended December 31, 2001

On January 1st, 2001, the Company put into effect the segregation process of the Mobile Services, Data and the Directories businesses. By virtue of this process initiated in November 2000, Telefónica Móviles Perú Holding S.A.A. and Telefónica Data Perú S.A.A. were created through a spin-off process, while in December 2000, Telefónica Publicidad e Información Perú S.A.C. was created through a non-divestment process.

In this regard, and for ease of comparison, the Company has performed quarterly pro forma income statements for year 2000 for Telefónica del Perú S.A. and its Subsidiaries.

The main issues regarding 2001 fiscal year are the following:

- ***Despite the application of the productivity factor starting in September 2001 –implying a sharp reduction in tariffs on a quarterly basis- and the increase in competition added to the weak economic growth, the Company obtained a 1.1% increase in EBITDA during 2001.***
- ***This was accomplished by a tight control in operating expenses net of depreciation and investments, which generated a significant free cash flow. The surpluses of this cash flow have been used to reduce debt.***
- ***Although the adjustments executed during 2001 resulted in a net of earnings loss of S/. 145 million, those were mainly of accounting nature and do not affect company's capacity for free cash flow generation and debt reduction.***
- ***Therefore, the financial debt during 2001 was reduced by over US$ 165 million and during 4Q01, by US$ 64 million, or 38% of the total reduction during the year.***

Operating revenues

During 2001, operating revenues totaled S/. 3,555 million, a 2.0% decrease compared to 12M00. This was mainly due to the fact that the increases in cable television (8.1%), other operating revenues (42.6%), public telephony (2.5%) and business communications (4.5%), could not offset the reduction of revenues in long distance (-14.8%) and basic telephony (-2.5%).

4Q01 operating revenues amounted S/. 872 million, a drop of 4.8% compared to 4Q00. The good performance of cable television (18.4% increase in revenues) was not enough to counterbalance lower revenues from long distance service (-22.9%) and basic telephony (-4.2%).

Despite the increase of 2% in the average billable plant, accumulated revenues for 12M01 of ***Basic Telephony*** showed a 2.5% drop, reaching S/. 1,681 million. This was explained by a 7.6% fall of billable traffic and a 4.3% reduction in the weighted average tariff for measured local service. The change in tariffs is mainly explained by the reduction of interconnection rates starting on January 1st, 2001 and the application of the productivity factor after September 1st, 2001. This factor was set on 6% annual (1.535% per quarter), however it is being subject of an arbitration process started by the Company. On the other hand, it is worth noting the increase in revenues showed by the businesses of lines with consumption limit and Tarjeta 147 (166% and 44.7% compared to 12M00, respectively). In 4Q01, the revenues of basic telephony reached S/. 426 million as a result of the increase of 1.5% in the billable plant and a 36.8% boost in the number of lines sold, which will have positive impact in future results. Nevertheless, when compared with 4Q00, revenues were lower by 4.2% basically explained by the reduction of 6% of the weighted average tariff (as a result

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Due to the segregation process that went into effect on January 2001, the results of 2000 and 2001 are not comparable. In order to allow an easier analysis, the Management has prepared pro forma income statements, however balance sheets do not have pro forma statements as neither does the statistical information presented in table 3.

of the application of the productivity factor) and a decrease of 10.8% in measured local service traffic.

Accumulated revenues for ***Long Distance*** totaled S/. 553 million in 12M01, a drop of 14.8%, resulting from a 3.6% and 9.3% fall in the weighted average tariffs for DLD and ILD, respectively. This was due to the reduction of international tariffs and the increase in competition, yet partially offset by the growth of 1.1% in the long distance traffic volume registered for the period. During 4Q01, revenues dropped 22.9% compared to 4Q00, totaling S/. 124 million. The drop was explained by a 3.7% and 6.3% fall in the weighted average tariffs for DLD and ILD, respectively, as well as the lower long distance traffic volume that fell 11.7%.

Accumulated revenues for ***Public Telephony*** reached S/. 672 million in 12M01, an increase of 2.5% in spite of the increase of interconnection transfers to mobile operators due to regulatory reasons. The increase in revenues was explained by the growth of the public telephony plant (17.6%) and the increase in the sales of tokens and phone cards (28.9%). On the other hand 4Q01 revenues reached S/. 181 million, a 1.9% fall since the Company registered additional revenues of S/. 10 million during 4Q00 as a result of changes in the billing cycle.

12M01 ***Cable Television*** revenues jumped 8.1%, totaling S/. 267 million, based on a 3.1% increase in the billable plant and the revenues generated by the Cable Net service. 4Q01 were up 18.4% compared to 4Q00., and totaled S/. 73 million, due to the 73.5% increase in advertising, 6% in the monthly fee and the starting of operations of the Cable Net service.

Accumulated revenues for ***Business Communications*** grew 4.5%, from S/. 185 million in 12M00 to S/. 193 million in 12M01, mainly explained by the introduction of new products and services. In that sense, during August, the Company launched the ADSL service, a new data transmission service. Although initially targeted to high-income clients only, starting 2002 its target base will be widened. In 4Q01, business communications revenues remained stable compared to 4Q00, reporting S/. 45 million, despite the reduction of revenues in fiber optics, videoconference and integral projects.

As a result of the increase in the number of carriers in the market, revenues from network adequacy and from other related companies increased too. Therefore, ***other revenues*** amounted S/. 100 million in 12M01, up 42.6% regarding 12M00. Likewise, during 4Q01, these revenues amounted S/. 25 million compared to S/. 21 million in 4Q00.

Operating expenses

Operating expenses net of depreciation were down 5.4% in 12M01, due to the reduction of personnel expenses in S/. 32 million and the drop of general and administrative expenses of S/. 18 million, mainly explained by the outsourcing of activities through Telefónica Gestión de Servicios Compartidos. Furthermore and according to the management fee contract, the fall of S/. 79 million in management fee (-32.4% regarding 12M00) contributed to the reduction of total expenses. During 4Q01, operating expenses increased in S/. 41 million compared to 4Q00, mainly due to an additional S/. 28 million in provisions related to a S/. 25 million reversion of excess provisions in 2000. Thus, during 12M01, provisions as a percentage of sales were stable at 3.9%, similar level to 12M00. Likewise, the indicator of delinquent accounts older than 120 days over billed revenues in basic and public telephony dropped from an average of 3.5% and 2.2% in 12M00 to an average of 2.2% and 2% in 12M01, respectively.

The outsourcing of activities to Telefónica Gestión de Servicios Compartidos – company that does not consolidate – started on April 1st with the transfer of 597 employees to that company. This process was expected to result in a decrease in personnel expenses and an increase in general and administrative expenses. In that regard, ***personnel*** expenses were reduced by S/. 32 million (6.5%) from 12M00 levels. Nevertheless, general ***and administrative*** expenses fell S/. 18 million

Due to the segregation process that went into effect on January 2001, the results of 2000 and 2001 are not comparable. In order to allow an easier analysis, the Management has prepared pro forma income statements, however balance sheets do not have pro forma statements as neither does the statistical information presented in table 3.

compared to 12M00 as a consequence of the tight expenses control that the Company has implemented.

During 4Q01, personnel expenses reached S/. 115 million, a 1.9% fall compared to 4Q00, while general and administrative expenses grew 12%, as a follow-up of the aforementioned outsourcing program.

Depreciation expenses, rose by S/. 120 million during 12M01, a 14.5% increase compared to 12M00, as a result of the activation of work in progress by the end of year 2000 and the additions of the present year, leading to a higher depreciable average plant. Nevertheless, during the last quarter depreciation levels dropped S/. 27 million compared to 4Q00 because in 4Q00, the Company registered extraordinary depreciation expenses as a consequence of the adjustments made in that period.

EBITDA and operating result

As a result of the above mentioned and despite the application of the productivity factor, the increase of competition and weak economic growth, EBITDA grew 1.1% during the year. Furthermore, EBITDA margin rose from 52.3% in 12M00 to 53.9% in 12M01, trend that was kept during 4Q01 (54.1%). Nevertheless, the operating result in 12M01 reached S/. 972 million, 9.3% below 12M00, mainly due to the increase in depreciation.

Non-operating Result

In spite of the 26% reduction in net financial results –resulting of lower debt levels and the fall of interest rates-, non-operating results in 12M01 showed a loss of S/. 780 million compared with a loss of S/. 572 million in 12M00, mainly due to higher extraordinary expenses in 3Q01 and monetary correction. A loss of S/. 60 million was registered as monetary correction, as a result of the reduction of the WPI in 2.19%, compared to a positive monetary correction of S/. 130 million in 12M00. In 4Q01, non-operating results improved 55.9%, to register a loss of S/. 200 million, compared to a loss of S/. 454 million in 4Q00, due to the fact that extraordinary expenses resulting from accounting adjustments (S/. 388 million) were not repeated.

Taking out the effect of monetary correction and "others net" 12M01 non-operating results improve S/. 91 million (26%) compared to 12M00, due to an important reduction of net financial results. These improvements were achieved despite the increase in the proportion of soles denominated debt aiming a reduction in the exposure to exchange rate fluctuations.

Net result

The accumulated net result drops from S/. 169 million in 12M00 to a loss of S/. 145 million in 12M01, explained by a reduction of "others net" of S/. 110 million and the significant change registered in the monetary correction, which dropped S/. 189 million. Quarterly net earnings reduced its losses from S/. 213 million in 4Q00 to S/. 53 million in 4Q01.

During the year, the Company performed an exhaustive review of its accounts, and even though resulted in accounting losses for year 2001 results, they left Telefónica del Perú in a healthier position for the upcoming years. Despite the accounting impact, these adjustments,do not harm the capacity of the Company for free cash flow generation, as it was proven with a debt level reduction of more than US$ 165 million along the year.

Consolidated Balance Sheet

4Q01 total assets remained in the same levels as in 3Q01, reaching S/. 9,565 million. Current assets increased S/. 19 million while other assets net increased S/. 29 million, as a consequence of the

Due to the segregation process that went into effect on January 2001, the results of 2000 and 2001 are not comparable. In order to allow an easier analysis, the Management has prepared pro forma income statements, however balance sheets do not have pro forma statements as neither does the statistical information presented in table 3.

investments in software. These increases were offset by the reduction of S/. 61 million in net fixed assets, mainly as a result of the increase of S/. 158 million in accumulated depreciation.

Short-term liabilities registered an increase of S/. 703 million in 4Q01 due to the fact that part of the long-term debt and bonds are now registered like short-term liabilities given their maturities are shorter than 12 months. However, the reduction of financial liabilities during 4Q01 reached S/. 202 million and, along year 2001, reached S/. 587 million.

Furthermore, the Company improved its risk profile through the diversification of financing sources, the reduction of exposure to exchange rate fluctuations and the increase in debt average maturity. Additionally, there was an important improvement in the financial coverage ratio -EBITDA over net financial results-, which went from 5.4 in 2000 to 7.3 in 2001.

Due to the segregation process that went into effect on January 2001, the results of 2000 and 2001 are not comparable. In order to allow an easier analysis, the Management has prepared pro forma income statements, however balance sheets do not have pro forma statements as neither does the statistical information presented in table 3.

TABLA 1

TELEFONICA DEL PERU S.A.A.

ESTADO DE RESULTADOS PRO FORMA AJUSTADOS A SOLES (000) AL 31 DE DICIEMBRE DE 2001

(Preparado de acuerdo a los Principios Contables Generalmente Aceptados en el Perú)

	4T00		4T01		Var. Abs. 4T01 - 4T00	Var. % 4T01 - 4T00	12M00		12M01		Var. Abs. 12M01-12M00	12M01/ 12M00
Ingresos Operativos		%		%		%		%		%		%
Servicio Telefonía Local	444,391	50.0	426,615	52.2	(17,776)	(4.0)	1,724,048	50.4	1,684,650	51.2	(39,398)	(2.3)
Larga Distancia	161,206	18.1	124,306	15.2	(36,900)	(22.9)	649,334	19.0	553,374	16.8	(95,960)	(14.8)
Telefonía Pública	184,442	20.7	180,857	22.1	(3,585)	(1.9)	655,478	19.2	671,871	20.4	16,393	2.5
Comunicaciones de Empresa	47,274	5.3	44,966	5.5	(2,308)	(4.9)	192,132	5.6	195,055	5.9	2,922	1.5
Otros	51,847	5.8	40,819	5.0	(11,028)	(21.3)	200,369	5.9	182,746	5.6	(17,623)	(8.8)
Total Ingresos Operativos	889,160	100.0	817,563	100.0	(71,597)	(8.1)	3,421,361	100.0	3,287,696	100.0	(133,665)	(3.9)
Gastos Operativos												
Personal	107,457	12.1	99,338	12.2	(8,119)	(7.6)	455,819	13.3	412,660	12.6	(43,159)	(9.5)
Generales y Administrativos	152,340	17.1	226,422	27.7	74,081	48.6	628,776	18.4	720,929	21.9	92,153	14.7
Depreciación	271,727	30.6	243,226	29.8	(28,501)	(10.5)	807,042	23.6	925,528	28.2	118,486	14.7
Comisión de Gerenciamiento	-	-	-	-	-		232,784	7.4	162,141	4.9	(90,643)	(35.9)
Materiales y Suministros	11,479	1.3	13,772	1.7	2,293	20.0	46,551	1.4	55,962	1.7	9,411	20.2
Provisiones	9,468	1.1	39,906	4.9	30,438	321.5	110,111	3.2	125,388	3.8	15,277	13.9
Trabajo para el Inmovilizado	(39,868)	(4.5)	(27,766)	(3.4)	12,102	(30.4)	(152,918)	(4.5)	(121,979)	(3.7)	30,939	(20.2)
Total Gastos Operativos	512,603	57.7	594,898	72.8	82,294	16.1	2,148,164	62.8	2,280,629	69.4	132,465	6.2
Resultado Operativo	376,556	42.3	222,665	27.2	(153,891)	(40.9)	1,273,197	37.2	1,007,067	30.6	(266,130)	(20.9)
EBITDA	648,283	72.9	465,892	57.0	(182,391)	(28.1)	2,080,239	60.8	1,932,595	58.8	(147,644)	(7.1)
Otros Ingresos (Gastos)												
Ingresos Financieros	12,385	1.4	15,889	1.9	3,504	28.3	34,362	1.0	68,923	2.1	34,561	100.6
Gastos Financieros	(71,013)	(8.0)	(85,936)	(10.5)	(14,923)	21.0	(326,022)	(9.5)	(331,508)	(10.1)	(5,486)	1.7
Otros Ingresos - Gastos Neto	(395,924)	(44.5)	(39,790)	(4.9)	356,134	(90.0)	(435,857)	(12.7)	(472,069)	(14.4)	(36,212)	8.3
Corrección Monetaria - REI	5,576	0.6	(60,293)	(7.4)	(65,869)	(1,181.3)	118,433	3.5	(57,431)	(1.7)	(175,864)	(148.5)
Resultado No Operativo	(448,976)	(50.5)	(170,130)	(20.8)	278,846	(62.1)	(609,085)	(17.8)	(792,085)	(24.1)	(183,000)	30.0
Programa de Retiro Voluntario	(10,853)	(1.2)	(4,830)	(0.6)	6,023	-	(15,271)	(0.4)	(31,060)	(0.9)	(15,789)	103.4
Resultado antes de Impuestos y Participac.	(83,272)	(9.4)	47,705	5.8	130,977	(157.3)	648,841	19.0	183,922	5.6	(464,919)	(71.7)
Participación de los Trabajadores	(15,118)	(1.7)	(75,078)	(9.2)	(59,960)	396.6	(101,799)	(3.0)	(126,864)	(3.9)	(25,065)	24.6
Impuestos	(40,821)	(4.6)	(24,316)	(3.0)	16,505	(40.4)	(274,859)	(8.0)	(204,677)	(6.2)	70,182	(25.5)
Resultado Neto	(139,211)	(15.7)	(51,689)	(6.3)	87,522	(62.9)	272,184	8.0	(147,619)	(4.5)	(419,803)	(154.2)

TABLA 2
TELEFONICA DEL PERU S.A.A.
BALANCE GENERAL AJUSTADO A SOLES (000) AL 31 DE DICIEMBRE DE 2001 (1)
(Fin de Periodo)

ACTIVO	4T01	3T01	2T01	1T01	4T00
ACTIVO CORRIENTE					
Caja Bancos	79,266	3,298	3,393	35,656	85,232
Fondo Fideicometido	32,011	63,760	65,443	77,836	56,768
Cuentas por Cobrar (Clientes)	651,788	705,810	662,992	646,004	703,150
Otras cuentas por Cobrar	681,541	547,702	954,440	919,505	298,666
Inventarios	43,881	8,839	86,015	80,888	77,119
Gastos Pagados por Adelantado	131,025	234,159	393,902	373,807	370,513
Total Activo Corriente	1,625,512	1,568,577	2,166,183	2,133,696	1,591,748
Cuentas por cobrar LP T. Móviles	400,125	428,286	0	0	585,754
INVERSIONES A LARGO PLAZO	478,223	446,970	475,301	494,003	1,348,893
ACTIVOS FIJOS	12,950,626	12,865,748	12,888,832	12,773,006	12,759,309
Depreciación Acumulada	6,189,845	6,036,427	5,860,723	5,663,448	5,475,154
	6,760,781	6,829,321	7,028,110	7,109,558	7,284,155
Provisión desvalorización de activos	-60,055	-67,091	-78,158	-77,992	-81,402
	6,700,726	6,762,230	6,949,952	7,031,566	7,202,753
Otros Activos Netos	363,390	336,085	266,451	294,610	321,831
TOTAL ACTIVOS	9,597,976	9,542,148	9,855,687	9,953,875	11,052,959

PASIVO Y PATRIMONIO	4T01	3T01	2T01	1T01	4T00
PASIVO CORRIENTE					
Sobregiro bancario	0	1,883	411	0	73,516
Cuentas por Pagar (Proveedores)	871,649	695,061	433,008	342,406	533,127
Otras Cuentas por pagar	499,292	396,150	555,559	700,617	511,553
Provisión por Indemnización	1,800	2,581	3,403	6,239	6,212
Préstamos Bancarios	1,112,875	1,073,275	1,284,903	1,572,667	2,043,814
Parte Corriente de Deuda de Largo Plazo	577,004	81,662	68,305	68,030	67,686
Bonos	138,920	0	0	113,592	276,139
Papeles Comerciales	351,463	561,420	341,108	251,257	213,417
Total Pasivos Corrientes	3,553,003	2,812,032	2,659,557	3,056,850	3,750,894
DEUDA DE LARGO PLAZO	1,007,871	1,601,834	1,702,748	1,665,062	1,274,206
BONOS	542,124	520,581	518,241	453,316	405,513
DEPOSITOS EN GARANTIA	86,388	82,076	79,450	76,355	78,986
IMPUESTO DIFERIDO	1,069,052	1,033,063	1,014,412	916,629	837,163
PATRIMONIO					
Capital Social	2,847,167	2,847,167	2,847,167	2,847,167	3,221,363
Capital Adicional	0	0	0	0	222,758
Reserva Legal	336,871	336,871	336,871	336,871	611,276
Ganancias Acumuladas	155,500	213,524	660,201	601,625	755,863
TOTAL PATRIMONIO	3,339,538	3,397,562	3,844,239	3,785,663	4,731,277
TOTAL PASIVOS Y PATRIMONIO	9,597,976	9,542,148	9,855,687	9,953,875	11,052,959

(1) Los Datos están ajustados por el IPM publicado por el Instituto Nacional de Estadística e Informática (INEI)

TABLA 3

TELEFONICA DEL PERU S.A.A.

Datos estadísticos a fin de cada uno de los periodos

	1T00	2T00	3T00	4T00	1T01	2T01	3T01	4T01	Var. Abs. 4T01-4T00	4T01/ 4T00
TELEFONÍA BASICA										
Servicio Telefonía Fija: Local y de Larga Distancia										
Líneas Instaladas	2,019,697	2,012,053	2,018,837	2,021,689	2,022,265	2,009,549	2,017,865	2,019,761	(1,928)	(0.1)
Nuevas Líneas en Servicio	11,205	5,728	(2,085)	(6,623)	(4,040)	(1,097)	7,514	(15,075)	(8,452)	127.6
Líneas en Servicio, incluyendo Teléfonos Públicos (1)	1,705,746	1,719,006	1,719,679	1,717,117	1,712,437	1,713,048	1,724,601	1,716,097	(1,020)	(0.1)
Llamadas Locales - Minutos (000)	2,100,546	2,158,870	2,055,180	2,154,646	2,014,480	1,942,846	1,950,196	1,922,235	(232,411)	(10.8)
Larga Distancia - Minutos (000)	236,984	231,596	239,800	254,204	250,099	251,777	246,747	224,508	(29,695)	(11.7)
Número de Empleados (Telefónica del Perú)	4,867	4,920	4,903	4,875	4,747	3,913	3,863	3,823	(1,052)	(21.6)
Líneas en Servicio por Empleado (Telefónica del Perú)	350	349	351	352	361	438	446	449	97	27.4
% Digitalización	95	96	96	96	96	96	96	96	(0)	(0.0)
Lineas en Servicio por 100 habitantes	6.7	6.8	6.7	6.7	6.7	6.6	6.7	6.6 7	(0)	(1.5)
TELEFONIA DE USO PUBLICO										
Lineas en Servicio (2)	66,881	74,443	77,197	81,253	83,093	84,850	88,883	95,591	14,338	17.6

(1) No Incluye Teléfonos Públicos Celulares

(2) Incluye Teléfonos Públicos Celulares

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÓNICA DEL PERÚ S.A.A.

Dated: March 11, 2002

By:
Name: Víctor Carlos Schwartzmann
Title: Secretary